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JUL - 1 2010
193

SECURIT 10031135 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christa Schacket 212-403-3689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christa Schackert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Finance - Controller
Title

MARILOU P. REVENTAR
Notary Public, State of New York
No. 31-4994048
Qualified in New York County
Commission Expires July 30, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ROTHSCHILD INC.
(A Wholly Owned Subsidiary of Rothschild North America Inc.)

Consolidated Statement of Financial Condition

March 31, 2010

(With Independent Auditors' Report Thereon)

ROTHSCHILD INC.
(A Wholly Owned Subsidiary of Rothschild North America Inc.)

March 31, 2010


RECEIVED
JUL - 1 2010

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Rothschild Inc.:

We have audited the accompanying consolidated statement of financial condition of Rothschild Inc. (the Company) as of March 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Inc. as of March 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

June 25, 2010

ROTHSCHILD INC.
(A Wholly Owned Subsidiary of Rothschild North America Inc.)

Consolidated Statement of Financial Condition

March 31, 2010

Assets

Cash and cash equivalents	$	215,890,700
Investment banking and advisory fees receivable, net		23,177,500
Receivables from related parties		24,238,800
Securities owned, at fair value		180,300
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $6,943,700)		943,800
Deferred taxes		13,930,500
Taxes receivable		4,833,400
Prepaid expenses and other assets		1,542,000
Total assets	$	284,737,000

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	187,284,900
Payables to related parties		19,004,400
		206,289,300
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		77,690,100
Retained Earnings		749,000
Total stockholder's equity		78,447,700
Total liabilities and stockholder's equity	$	284,737,000

See accompanying notes to consolidated financial statement.

(1) Organization

Rothschild Inc. (the Company) is a wholly owned subsidiary of Rothschild North America Inc. (the Parent) and is a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities and sources of revenue include financial advisory services for mergers and acquisitions, restructuring, and private placements and underwriting.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements include the accounts of Rothschild Inc. and its wholly owned subsidiary, Five Arrows Capital Markets LLC (formerly ABN AMRO Rothschild LLC). The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. All material intercompany transactions and balances, if any, have been eliminated in consolidation

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable rates of exchange.

(b) Cash and Cash Equivalents

Cash equivalents include interest-bearing deposits having original maturities of less than three months. Substantially all of the Company's cash and cash equivalents are held in money market accounts at two major financial institutions and, therefore, are subject to the credit risks of the financial institutions.

(c) Securities Owned

Securities owned are reflected in the consolidated statement of financial condition at fair value with realized and unrealized gains and losses reflected in the consolidated statement of income.

(d) Investment Banking and Advisory Fees

Investment banking and advisory fees receivable, net, include $984,500 of unbilled expenses and services. Receivables are shown net of an allowance for doubtful accounts of $1,142,500.

The Company's investment banking and advisory fees receivable, net, are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

(e) Income Taxes

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the consolidated statement of financial condition, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

(Continued)

(f) ***Depreciation***

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

(g) ***Use of Estimates***

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates and the differences may be material.

(h) ***Indemnifications***

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

(i) ***Recent Pronouncements***

In June 2009, the FASB issued SFAS 168, *The FASB Accounting Standards Codification ("Codification")* and the *"Hierarchy of Generally Accepted Accounting Principles,"* a replacement of SFAS 162, now codified in the Generally Acceptable Accounting Principles Topic 105 of the FASB ASC. The Codification will become the source of authoritative United States generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to nongovernment entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature included in the Codification will become nonauthoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification statement did not impact the Company's financial statements.

In May 2009, the FASB issued ASC (855), *Subsequent Events*. ASC 855 amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not affect the Company's financial condition.

(Continued)

In June 2006, the FASB issued ASC 740, *Accounting for Uncertainty in Income Taxes – an interpretation of ASC 740*. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with ASC 740. The Company adopted ASC 740 as of April 1, 2009. The impact of the adoption is discussed under Note 4.

(3) Fair Value Measurements

Fair value measurements are defined by ASC 820, *Fair Value Measurements and Disclosures*, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

(Continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 58,069,900			58,069,900
Equity securities	170,300	10,000	—	180,300
Total assets at fair value	$ 58,240,200	10,000	—	58,250,200

(4) Income Taxes

The Company's net deferred tax asset is comprised of:

Deferred tax assets:	
Deferred compensation	$ 8,427,700
Pension obligations	2,111,200
State NOL carryovers	1,226,300
Depreciation and amortization, net	1,002,000
Allowance for doubtful accounts	701,100
Tax reserves	229,500
Unrealized gain or loss on investment	147,700
K-1 adjustment	85,000
Net deferred tax asset before valuation allowance	13,930,500
Less valuation allowance	—
Net deferred tax asset	$ 13,930,500

The prior year valuation allowance of $9,263,500 was released into income in the current year, as it is more likely than not that the net deferred tax asset will be realized. The Company believes that a deferred tax asset of $13,930,500 is realizable because this future deductible amount is more likely than not to be realized based on the likelihood of future taxable income, the availability of loss carryback or carryforward, tax planning strategies, and reversals of temporary items.

The Company adopted the provisions of ASC 740, *Accounting for Uncertainty in Income Taxes – an interpretation of ASC 740,* as of April 1, 2009. Upon adoption, the impact on the Company was not material.

Included in accounts payable and accrued expenses at March 31, 2010 are $965,000 of tax benefits that, if recognized, would affect the effective tax rate. At March 31, 2010, accounts payable and accrued expenses reflect $112,600 related to the unrecognized tax benefits noted above.

(Continued)

The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits recorded at March 31, 2010 will decrease within 12 months by an amount up to $248,300, including related interest, as a result of the lapse of the statute of limitations in various taxing jurisdictions.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2006 (fiscal 2007) to present are subject to examination by U.S federal taxing authorities. The Company's tax years for 2004 (fiscal 2005) to present are subject to examination by various state and local jurisdictions.

(5) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management.

(6) Postretirement Benefit Agreements

The Company maintains unfunded pension agreements constituting retirement benefit obligations as defined by APB 12 and FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, covering designated employees. All amounts associated with this plan have been vested. The agreements do not provide for health or other benefits for employees. A liability of $5,025,400 related to these benefits is reported in accounts payable and accrued expenses on the consolidated statement of financial condition as of March 31, 2010, based on a discount rate of 4.53%.

(7) Deferred Compensation

Included in accounts payable and accrued expenses at March 31, 2010 are liabilities payable to current and former employees for deferred compensation and accrued compensation in the amounts of $57,202,500 and $115,681,400, respectively. Total employee contributions and distributions to the three deferred compensation plans discussed below were $16,339,000 and $5,878,600, respectively, for the fiscal year ended March 31, 2010. Benefits expected to be paid on deferred compensation and accrued compensation in each of the next three years, in the aggregate, are $160,470,200 in 2011, $9,307,100 in 2012 and $8,154,600 in 2013.

Effective for the year ended March 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. Compensation subject to mandatory deferral earns interest at a rate determined annually by management. For the fiscal year ended March 31, 2010, the interest rate for mandatory deferred compensation was 6.47%. One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company. Subject to terms of the agreement, unrecognized compensation expenses associated with mandatory deferrals as of March 31, 2010 were $8,323,400.

(Continued)

Effective December 31, 2009, the Company's Parent discontinued its voluntary deferred compensation plan whereby senior employees had been able to make annual elections to defer a percentage of their salary or annual bonus. Deferred compensation related to this plan earns interest at a rate determined by management annually at the end of each calendar year. For the fiscal year ended March 31, 2010, the interest rate for this plan was 6.47% from April through December and 4.75% from January through March. The deferred amounts, plus interest, will be paid out, based on elections determined by the employees, not extending beyond 2020. Additionally, certain executives were subject to separate agreements whereby a portion of their annual compensation related to prior years was deferred.

(8) Transactions with Related Parties

The Company enters into agreements with related parties to provide investment banking and advisory services for clients. The Company shares fees with related parties based upon work performed. Operating expenses are payable to or receivable from related parties for services rendered or expenses incurred on behalf of or by the Company.

Receivables from and payables to related parties are recorded net, by entity, where applicable and do not bear interest. Receivables from and payables to related parties represent investment banking and advisory fees, as well as advances to or from related parties, net of operating expenses.

(9) Commitments and Contingencies

In June 1994, the Parent entered into a cancelable twenty-year lease for its headquarter facilities. The Parent allocates, on a square-foot basis, monthly rental expense to the Company and some of its affiliates.

An additional facility is leased by the Company under a cancelable lease agreement which has minimum annual rentals as of March 31, 2010 as follows:

2011	$	254,100
2012		260,500
2013		267,000
2014		273,700
2015		232,800
	$	1,288,100

The cancellation provision on this lease gives the Company the option to terminate the lease as of January 31st, 2010, 2011, 2012, 2013, or 2014 by (i) giving the Landlord at least twelve months written notice and (ii) paying the Landlord an amount equal to the unamortized transaction costs, as of the termination date, paid by the Landlord in connection with building upgrades in excess of $15,000.

The Company has committed to pay future compensation amounts to certain employees. The minimum commitments for the year ending March 31, 2011 are $1,476,600 and $1,411,000 for years thereafter. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(10) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At March 31, 2010, the Company had net capital of $9,671,900, which was $9,421,900 in excess of its required minimum net capital of $250,000.

(11) Subsequent Events

The Company has evaluated subsequent events for the period from March 31, 2010 through June 25, 2010, the date which the accompanying financial statement was issued.



ROTHSCHILD INC.
(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

Securities Investor Protection Corporation (SIPC)
Form SIPC-7T

March 31, 2010

(With Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102


RECEIVED
JUL - 1 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Rothschild Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of "Transitional Assessment Reconciliation" (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to March 31, 2010, which were agreed to by Rothschild Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records as evidenced by copies of check disbursements noting no differences;

2 Compared the Total Revenue reported on the Company's audited financial statements attached to Form X-17A-5 Part III for the year ended March 31, 2010 to the Total Revenue reported on Form SIPC-7T for the period from April 1, 2009 to March 31, 2010 noting no differences;

3 Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. Specifically, we compared:

   a. the Addition entitled "Net loss from securities in investment accounts" in SIPC-7T line 2b (7), to a schedule provided by management to the Company's accounting records for the period of April 1, 2009 to March 31, 2010, and noted no differences;

   b. the Deduction entitled "Total interest and dividend expense but not in excess of total interest and dividend income" in SIPC-7T line 2c(9) (i), to a schedule provided by management that agreed to the Company's accounting records for the period of April 1, 2009 to March 31, 2010, and noted no differences.

4 Proved the arithmetical accuracy of the "General Assessment" line 2e by adding "Total revenue", "Additions," and "Deductions" to arrive at the "SIPC Net Operating Revenues" on line 2d and multiplied it by the assessment fee of .0025, noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 25, 2010

Rothschild Inc.
Schedule of Transitional Assessment Reconciliation
Period From April 1, 2009 to March 31, 2010

Total revenue	$ 196,483,600
Additions:	
Net loss from securities in investment accounts	4,417
Deductions:	
Total interest and dividend expense	(124,600)
SIPC Net Operating Revenues	196,363,417
General Assessment @ .0025	490,909
Less payment made with SIPC-6	(216,429)
Less prior overpayment applied	-
Assessment balance due or (overpayment)	$ 274,480